Paul Carlisle

Paul Carlisle CEO/Director – In early 2008 Mr. Carlisle 47 founded Carlisle USA Energy Company. The purpose was to seek out working interest in existing and new drilling ventures with some of the largest operators in the oil and gas industry. Drawing on almost 10 years of experience helping grow several startup oil and gas companies in Texas. Mr. Carlisle wanted to put his skills to work for the public. He sought out acreage and working interest with BP America, Apache Corporation and XTO Energy to name a few, allowing his partners an opportunity to participate with major operators directly in their projects. After almost 5 years of growing Carlisle USA Energy Mr. Carlisle opened EOI Eagle Operating to capitalize on the ferocious appetite for oil in early 2012. With a strong understanding of AFE's, Joint Operating Agreements and land man work. EOI secured contracts from local oil and gas companies in the Dallas, Fort Worth area. EOI can turn key projects from prospecting and obtaining leases through the planning and drilling phases and finally the completion and day to day operations. EOI owned and operated its own drilling rig in the early years along with several service rigs along with all necessary equipment to service almost any shallow well's. Over the past several years Mr. Carlisle has put his focus on creating software for determining the best locations to purchase minerals. In 2020 Brane Inc. was created and development has began on software using AI and Machine learning to predict the most profitable minerals to purchase.